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Exhibit 12.1

Six Flags, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands)
Earnings:
Loss from continuing operations	$(39,924)	$(73,598)	$(70,224)	$(48,476)	$(62,058)	$(96,959)	$(119,915)
Income tax expense (benefit)	10,753	(606)	(5,607)	(21,899)	(28,564)	(57,283)	(69,994)
Interest expense	195,569	234,433	230,472	231,337	215,239	54,612	52,208
Early repurchase of debt	18,826	—	13,756	29,895	27,592	—	25,177
Minority interest in earnings (loss)	35,223	34,998	39,056	36,760	35,997	(7,474)	(7,354)
1/3 of rental expense	2,451	3,091	3,869	4,213	4,398	1,000	1,000

Adjusted earnings (loss)	$222,898	$198,318	$211,322	$231,920	$192,604	$(106,104)	$(118,878)

Fixed Charges
Interest expense	$195,569	$234,433	$230,472	$231,337	$215,239	$54,612	$52,208
1/3 of rental expense	2,451	3,091	3,869	4,213	4,398	1,000	1,000

Total fixed charges	$198,020	$237,524	$234,341	$235,550	$219,637	$55,612	$53,208

Ratio of earnings to fixed charges	1.1	0.8	0.9	1.0	0.9	NM	NM
Deficiency	—	$39,206	$23,019	$3,630	$27,033	$161,716	$172,086

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Six Flags, Inc.